Exhibit 99.2

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

		Three months ended June 30,		Six months ended June 30,
Amounts in thousands of U.S. Dollars	Note	2022	2021	2022	2021
Revenue	4	$27,514	$17,688	$50,191	$31,316
Cost of goods sold		(10,444)	(5,823)	(19,804)	(10,819)
Gross profit		17,070	11,865	30,387	20,497
Selling expenses		(10,588)	(6,979)	(20,053)	(12,683)
Administrative expenses		(13,994)	(12,172)	(28,393)	(24,583)
Research and development expenses		(7,333)	(4,990)	(13,318)	(9,209)
Other operating income		239	868	567	763
Operating loss		(14,606)	(11,408)	(30,810)	(25,215)
Interest, net		(125)	(78)	(255)	(1,953)
Foreign exchange, net		8,714	(5,806)	10,479	(5,501)
Other financial expenses		-	(115)	-	(1,756)
Loss before tax		(6,017)	(17,407)	(20,586)	(34,425)
Income tax benefit	5	1,195	6,806	3,594	9,529
Net loss for the period (Attributable to shareholders of the Parent)		$(4,822)	$(10,601)	$(16,992)	$(24,896)
Basic and diluted loss per share	9	$(0.04)	$(0.09)	$(0.14)	$(0.37)

Other comprehensive (loss)/income:
Items that may be reclassified to profit or loss:
Exchange differences from translation of foreign operations		(41,097)	13,167	(52,389)	(7,386)
Other comprehensive (loss)/income for the period, net of tax		(41,097)	13,167	(52,389)	(7,386)
Total comprehensive (loss)/income for the period, net of tax		$(45,919)	$2,566	$(69,381)	$(32,282)
Total comprehensive (loss)/income for the period (Attributable to shareholder of the Parent)		$(45,919)	$2,566	$(69,381)	$(32,282)

INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

Amounts in thousands of U.S. Dollars	Note	As of June 30, 2022 (Unaudited)	As of December 31, 2021
ASSETS
Non-current assets
Intangible assets		$267,839	$308,124
Property, plant and equipment		13,062	12,696
Right-of-use asset		9,413	8,778
Deferred tax assets	5	12,170	9,091
Other long-term receivables		355	422
Total non-current assets		302,839	339,111
Current assets
Inventories		36,365	28,940
Trade receivables		25,047	42,061
Other receivables		5,115	4,094
Prepaid expenses and accrued income		3,977	7,476
Cash at bank and in hand		99,841	118,096
Total current assets		170,345	200,667
TOTAL ASSETS		$473,184	$539,778
EQUITY
Share capital	6	30,988	30,964
Other contributed capital	6	510,435	506,008
Reserves/(Deficit)		(50,688)	1,701
Accumulated losses		(79,989)	(62,997)
Total equity attributable to shareholders of the Parent		$410,746	$475,676
LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	7	6,903	5,427
Deferred tax liabilities	5	23,577	27,092
Total non-current liabilities		30,480	$32,519
Current liabilities
Interest-bearing loans and borrowings	7	2,002	2,952
Accounts payable		11,257	8,668
Current tax liabilities		816	314
Other current liabilities	10	17,883	19,649
Total current liabilities		31,958	31,583
Total liabilities		$62,438	$64,102
TOTAL EQUITY AND LIABILITIES		$473,184	$539,778

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE SIX

MONTHS ENDED JUNE 30, 2022 AND JUNE 30, 2021 (UNAUDITED)

Amounts in thousands of U.S. Dollars	Notes	Share Capital	Other Contributed Capital	Reserves	Accumulated Loss	Total Equity
As of December 31, 2021		$30,964	$506,008	$1,701	$(62,997)	$475,676
Net loss for the period					(16,992)	(16,992)
Other comprehensive loss for the period				(52,389)		(52,389)
Total comprehensive loss for the period		-	-	(52,389)	(16,992)	(69,381)
New share issue, net	6	24				24
Share-based compensation	6		4,427			4,427
As of June 30, 2022		30,988	510,435	(50,688)	(79,989)	410,746

Amounts in thousands of U.S. Dollars	Notes	Share Capital	Other Contributed Capital	Reserves	Accumulated Loss	Total Equity
As of December 31, 2020		$27,224	$257,774	$39,360	$(24,658)	$299,700
Net loss for the period		-	-	-	(24,896)	(24,896)
Other comprehensive loss for the period		-	-	(7,386)	-	(7,386)
Total comprehensive loss for the period		-	-	(7,386)	(24,896)	(32,282)
New share issue, net	6	3,740	245,543	-	-	249,283
As of June 30, 2021		$30,964	503,317	31,974	(49,554)	516,701

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

		Six Months Ended June 30,
Amounts in thousands of U.S. Dollars	Note	2022	2021
Operating activities
Loss before tax		$(20,586)	$(34,425)
Adjustments reconciling loss before tax to operating cash flows:
Depreciation and amortization		8,794	7,420
Net finance expense		(10,224)	9,210
Loss on sale of assets		489	-
Share-based compensation expense	6	4,172	300
Other		(49)	-
Changes in working capital:
(Increase) in inventories		(11,007)	(5,470)
Decrease in accounts receivable		14,509	12,493
Decrease/(Increase) in other current receivables		2,320	(11,300)
Increase/(Decrease) in trade payables		3,413	(113)
(Decrease) in other current liabilities		(190)	(854)
Interest received		11	-
Interest paid		(266)	(2,054)
Tax paid		(1,110)	(1,803)
Cash flow used in operating activities		$(9,724)	$(26,596)
Investing activities
Purchase of intangible assets		(868)	(1,692)
Purchase of property, plant and equipment		(3,356)	(2,546)
Decrease/(Increase) in other non-current financial assets		55	(175)
Cash flow used in investing activities		$(4,169)	$(4,413)
Financing activities
Proceeds from issue of share capital	6	24	264,706
Share issue costs	6	-	(19,485)
Proceeds from interest-bearing loans and borrowings		-	2,312
Repayment of interest-bearing loans and borrowings	7	-	(65,627)
Payment of principal portion of lease liability		(1,502)	(1,450)
Cash flow (used in)/from financing activities		$(1,478)	$180,456
Net cash flow during the period		(15,371)	149,447
Cash at bank and in hand at the beginning of the period		118,096	8,655
Net foreign exchange difference		(2,884)	12
Cash at bank and in hand at the end of the period		$99,841	$158,114

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.             General information

On January 27, 2021, Knilo HoldCo AB was registered as a Swedish public limited company and renamed as Olink Holding AB (publ) (the “Company). The Company has ten wholly owned subsidiaries. The Company and its subsidiaries develop, produce, market and sell biotechnological products and services along with thereof related activities. The Company is located at Uppsala Science Park, Dag Hammarskjölds väg 54A, SE-752 37 UPPSALA, Sweden.

On March 29, 2021, the Company completed its initial public offering (the “Offering”) in the United States. The Company’s American Depositary Shares (“ADSs”) were approved for listing on The Nasdaq Global Market (“Nasdaq”) under the trading ticker symbol “OLK”. Trading on Nasdaq commenced at market open on March 25, 2021. The ultimate parent of the Company is Summa Equity Holding AB, Stockholm, Sweden.

The Company’s interim condensed consolidated financial statements were authorized for issue by the Board of Directors on August 10, 2022.

2.             Basis of preparation and summary of significant accounting policies

2.1. Basis of preparation

The interim condensed consolidated financial statements for the three and six months ended June 30, 2022 and 2021 have been prepared in accordance with IAS 34 Interim Financial Reporting. The Company has prepared the financial statements on the basis that it will continue to operate as a going concern. The Directors consider that there are no material uncertainties that may cast doubt over this assumption and that the Company has adequate resources to continue in operational existence for the foreseeable future, and not less than 12 months from the end of the reporting period.

The interim condensed consolidated financial statements are presented in thousands of US dollars unless otherwise stated.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual report filed on Form 20-F as of December 31, 2021.

2.2. New standards, interpretations and amendments

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2021, except for the adoption of new standards effective as of January 1, 2022. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Several amendments apply for the first time in 2022: Reference to the Conceptual Framework – amendments to IFRS 3, Property, Plant and Equipment - Proceeds before Intended Use– amendments to IAS 16, Onerous Contracts - Cost of Fulfilling a Contract - amendments to IAS 37 and Annual Improvements to IFRS Standards 2018-2020– amendments to IFRS 1, IFRS 9, IFRS 16, and IFRS 41. None of these amendments have a material impact on the interim condensed consolidated financial statements of the Company.

3.             Significant accounting estimates and judgments

In preparing these interim condensed consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation and uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2021.

The COVID-19 pandemic has adversely affected, and we expect will continue to adversely affect, elements of our business. COVID-19 has primarily disrupted the customer end of the supply chain, with some customer labs operating at reduced capacity. Our production and manufacturing facilities are located in Uppsala, Sweden and Waltham, Massachusetts and we have not to date experienced any material disruptions to our production or supply of goods. However, we increased our inventory level in 2020 and 2021 in order to operate with a higher level of inventory than we have done historically.

We are continuing to closely monitor how the pandemic and related response measures and the armed conflict between Russia and Ukraine, are affecting our business. At June 30, 2022 we concluded there was no evidence of material changes to recoverability risk of business assets, including deferred tax assets and trade receivables. Olink does not have significant sales or direct supply from Russia, Belarus, or Ukraine, though the impact from the armed conflict between Russia and Ukraine on macro-economic conditions is currently unknown and could in the future have a negative effect on our results of operations, cash flows, financial condition or growth plans. Although we have not yet detected an increase in cyberattacks or attempted cyberattacks, we continue to closely monitor our IT systems based on the general risk of potential cyberattacks by state or quasi-state actors as a result of the Russia/Ukraine conflict.

4.             Segment and revenue information

4.1. Description of segments and principal activities

Operating segments are reported based on the financial information provided to the Chief Executive Officer (“CEO”). The CEO is identified as the Chief Operating Decision Maker (“CODM”) of the Company. The CODM monitors the operating results of its operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Evaluation of segment performance is primarily based on revenue growth. Profit or loss is measured consistently with net profit or net loss in the interim condensed consolidated financial statements. The CODM monitors the operating segments based on revenue growth and gross profit and reports its results under two segments: Kit and Service. All other operating segments have been aggregated and are included within the Corporate / Unallocated heading.

The Company’s research and development activities, sales & administrative activities, financing (including finance costs, finance income and other income) and income taxes are managed on a corporate basis and are not allocated to operating segments. Such expenditure is included in corporate/ unallocated.

4.2. Revenue and Gross Profit

The following tables presents the Company’s key financial information by segment:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Kit
Revenue	$7,146	$5,025	$11,140	$7,866
Total segment revenue	7,146	5,025	11,140	7,866
Cost of goods sold	(821)	(632)	(1,424)	(1,217)
Gross profit	$6,325	$4,393	$9,716	$6,649
Service
Revenue	$17,885	$11,847	$34,491	$21,405
Total segment revenue	17,885	11,847	34,491	21,405
Cost of goods sold	(8,262)	(4,725)	(15,925)	(8,667)
Gross profit	$9,623	$7,122	$18,566	$12,738
Total segments
Revenue	$25,031	$16,872	$45,631	$29,271
Total segment revenue	25,031	16,872	45,631	29,271
Cost of goods sold	(9,083)	(5,357)	(17,349)	(9,884)
Gross profit	$15,948	$11,515	$28,282	$19,387
Corporate / Unallocated
Revenue	$2,483	$816	$4,560	$2,045
Total segment revenue	2,483	816	4,560	2,045
Cost of goods sold	(1,361)	(466)	(2,455)	(935)
Gross profit	$1,122	$350	$2,105	$1,110
Consolidated
Revenue	$27,514	$17,688	$50,191	$31,316
Total segment revenue	27,514	17,688	50,191	31,316
Cost of goods sold	(10,444)	(5,823)	(19,804)	(10,819)
Gross profit	$17,070	$11,865	$30,387	$20,497

4.3. Disaggregation of revenue from contracts with customers

The Company derives revenue primarily from the sales of own-produced finished goods and services in the following geographical regions:

			Corporate /
For the three months ended June 30, 2022	Kit	Service	Unallocated	Total
Sweden	310	845	157	1,312
Americas	1,945	9,429	1,157	12,531
EMEA (excluding Sweden)	3,923	6,881	457	11,261
China	416	8	487	911
Japan	66	226	35	327
Rest of world	486	496	190	1,172
	7,146	17,885	2,483	27,514

			Corporate /
For the three months ended June 30, 2021	Kit	Service	Unallocated	Total
Sweden	$349	$466	$133	$948
Americas	1,405	6,074	297	7,776
EMEA (excluding Sweden)	2,862	4,549	162	7,573
China	365	-	95	460
Japan	12	456	18	486
Rest of world	32	302	111	445
	$5,025	$11,847	$816	$17,688

			Corporate /
For the six months ended June 30, 2022	Kit	Service	Unallocated	Total
Sweden	422	1,111	329	1,862
Americas	4,303	16,016	1,916	22,235
EMEA (excluding Sweden)	4,801	14,709	1,329	20,839
China	920	29	663	1,612
Japan	129	1,628	64	1,821
Rest of world	565	998	259	1,822
	11,140	34,491	4,560	50,191

			Corporate /
For the six months ended June 30, 2021	Kit	Service	Unallocated	Total
Sweden	$676	$1,003	$586	$2,265
Americas	3,254	11,399	515	15,168
EMEA (excluding Sweden)	3,315	7,706	510	11,531
China	526	-	159	685
Japan	49	966	48	1,063
Rest of world	46	331	227	604
	$7,866	$21,405	$2,045	$31,316

4.4. Seasonality of operations

The Company experiences seasonality in revenue due to customers’ annual budget cycle. The seasonality results from several factors, including the procurement and budgeting cycles customers, especially government or grant-funded customers, whose cycles often coincide with government fiscal year ends. Similarly, biopharmaceutical customers typically have calendar year fiscal years which also result in a disproportionate amount of purchasing activity occurring during the fourth quarter. The seasonality impacts both segments; therefore, higher revenues and operating profits are usually expected in the second half of the year rather than in the first six months. This information is provided to allow for a better understanding of the results; however, management has concluded that this is not ‘highly seasonal’ in accordance with IAS 34.

5. Income tax

	Three months ended		Six months ended
	June 30,		June 30,
Amounts in thousands of U.S. Dollars	2022	2021	2022	2021
Current tax	$(797)	$(112)	$(779)	$(132)
Deferred tax	1,992	6,918	4,373	9,661
Income tax benefit	1,195	6,806	3,594	9,529
Effective tax rate	20%	39%	17%	28%

The Company operates in multiple jurisdictions globally with significant operations outside Sweden. Accordingly, the consolidated income tax rate is a composite rate reflecting earnings and the applicable tax rates in the jurisdictions where the Company operates.

6. Share capital

(A)	Reorganization of share structure

On March 16, 2021, the Company’s shareholders approved the adoption of new articles of association which provided for the reorganization of existing common and preferred shares into one single share class. Pursuant to the new articles of association, each class of shares have been reorganized into one class of common shares as follows:

•	The common shares series A have been re-designated as 56,221,500 common shares;

•	The common shares series B have been re-designated as 250,000 common shares;

•	The preferred share series A have been re-designated as one common share; and

•	The preferred shares series B1 have been re-designated as 200,755,561 common shares.

Furthermore, on March 16, 2021, the Company’s shareholders resolved to conduct a reverse share split where the total number of outstanding common shares (257,227,062) was consolidated into 105,771,768 common shares.

(B)	Initial public offering

On March 29, 2021, the Company completed an initial public offering of 13,235,294 ADSs, representing 13,235,294 common shares, at an initial public offering price of $20.00 per share. The net proceeds from the initial public offering were $249.3 million, after deducting the underwriting discounts, net of deferred taxes, and other initial public offering costs associated with the filing.

Following the initial public offering on March 29, 2021 the Company had 119,007,062 shares outstanding.

(C)	New share issue

On March 29, 2022, the Company issued 91,056 shares, associated with the vesting of RSUs in the incentive award plan. Following this new share issue, the Company has 119,098,118 shares outstanding.

(D)	Incentive award plan

On April 7, 2022 at the Annual General Meeting, our shareholders resolved to adopt two long term incentive programs, LTI I 2022 and LTI II 2022 and simultaneously approved and made effective our Amended and Restated 2021 Incentive Award Plan (the “Plan”). The Plan amends and restates the 2021 Incentive Award Plan, which was initially adopted by the Company on March 16, 2021, and approved by the shareholders of the Company on March 16, 2021, in connection with approval by the Company’s shareholders of LTI 2021 (the “Original Plan”). The principal purpose of the Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of share-based compensation awards and cash-based performance bonus awards. The company has previously filed a registration statement on Form S-8 covering 1,085,900 shares under the Original Plan and has now registered an additional 594,403 common shares under the Amended and Restated 2021 Incentive Award Plan. A total of 1,680,303 shares are available for issuance pursuant to a variety of stock-based compensation awards, including stock options, restricted stock unit awards and performance-based restricted stock unit awards; provided, however, that no more than 1,680,303 additional shares may be issued. Shares available under LTI 2021, LTI I 2022 and LTI II 2022 will, subject to the terms and conditions of the Plan, be issued when the awards under the respective program vests over a four-year period from grant date, and, in case of stock options, upon the option holder exercising the option. The expiration date on stock options awarded under the programs is five years from grant date.

In connection with the closing of the initial public offering, the Company granted options to purchase an aggregate of 620,675 common shares out of the Original Plan, of which 442,789 options were granted to certain of our executive officers and directors, in each case with an exercise price equal to 125% of the initial public offering price of $20.00. During the second quarter of 2022, 107,074 options that had been approved at the Annual General Meeting on April 07, 2022, were awarded to certain of our executive officers and directors, in each case with an exercise price of $17.39. Such options shall vest over four years, subject to the terms and conditions of the Plan. The expiration date on the options is five years from grant date.

The share-based compensation cost is calculated according to the following: Fair value per option at grant date multiplied by the number of outstanding share options multiplied by the number of days passed of the vesting period. To calculate fair value per share option at the grant date, the principles of the Black-Scholes model have been used. The expense associated with these stock options amounted to $0.5 million for the six months ended June 30, 2022 and $0.2 million for the three months ended June 30, 2022. The expense associated with these stock options amounted to $0.4 million for the three and six months ended June 30, 2021. These are recorded within selling, administrative and research and development expenses within the income statement.

A summary of stock option activity under the Company's Plan relating to awards to certain officers and directors as of June 30, 2022, and changes during the six months ended June 30, 2022, are as follows:

	Outstanding Stock Options	Weighted Average Exercise Price
Balance as of January 1, 2022	442,789	25.00
Granted	107,074	17.39
Forfeited	-	-
Balance as of June 30, 2022	549,863	23.52
Vested and exercisable as of June 30, 2022	-

During the third quarter of 2021, 465,225 restricted stock units (“RSUs”) that had been approved at the Annual General Meeting on March 16, 2021 were awarded to employees currently employed by Olink under the Original Plan. 352,679 RSUs were outstanding as of June 30, 2022, of which 108,071 were granted to our executive officers. During the second quarter of 2022, 570,487 RSUs that had been approved at the Annual General Meeting on April 7, 2022 were awarded to employees currently employed by Olink under the Plan. 570,487 RSUs are outstanding as of June 30, 2022, of which 112,493 RSUs were granted to our executive officers. The RSUs will vest during a four-year period; new shares will be issued when the RSU’s vest.

The expense associated with these RSUs amounted to $4.0 million for the six months ended June 30, 2022 and $1.9 million for the three months ended June 30, 2022. The expense associated with these RSUs amounted to $0 million for the six months ended June 30, 2021 and $0 million for the three months ended June 30, 2021. These are recorded within selling, administrative, research and development and cost of goods sold expenses within the income statement.

The following is a summary of the RSU activity under the Company’s plan and related information as of June 30, 2022, and changes during the six months ended June 30, 2022:

	Outstanding Restricted Stock Units	Weighted Average Grant Date Fair Value
Balance as of January 1, 2022	335,449	23.75
Granted	590,605	17.61
Forfeited	(2,888)	-
Vested	(87,664)	23.75
Balance as of June 30, 2022	835,502	19.41

7. Fair values

As of June 30, 2022 and December 31, 2021, respectively, the fair values of cash at bank, accounts receivables, other receivables, accounts payable, and advance payments from customers approximate their carrying amounts largely due to the short-term maturities of these instruments. There were no loan facilities as of June 30, 2022 nor as of December 31, 2021.

8. Related-party transactions

The Company entered the following related party transaction in the period prior year:

Management Service Agreements

On March 25, 2021, the Company terminated the Summa management service agreement and concurrently paid the success fee of approximately $2.25 million in connection with the initial public offering.

The Company did not enter any related party transaction agreements in the period current year.

9. Earnings per share

Earnings per share for the Company is calculated by taking the net loss for the period divided by the weighted average of outstanding common shares during the period.

	Three months ended		Six months ended
	June 30,		June 30,
	2022	2021	2022	2021
Net loss for the period	$(4,822)	$(10,601)	$(16,992)	$(24,896)
Less accumulated preferred dividend yield	-	-	-	(4,301)
Total	(4,822)	(10,601)	(16,992)	(29,197)
Weighted average number of shares (thousands)	119,101	119,007	119,054	79,188
Basic and diluted loss per share	$(0.04)	$(0.09)	$(0.14)	$(0.37)

As of June 30, 2022, the Company has the following potential common shares that can be potentially dilutive but are antidilutive as of June 30, 2022, and are therefore excluded from the weighted average number of common shares for the purpose of diluted profit/(loss) per share:

i.	549,863 outstanding stock options related to the Amended and Restated 2021 Incentive Award Plan (see note 6)

ii.	835,502 restricted stock units related to the Amended and Restated 2021 Incentive Award Plan (see note 6)

As of June 30, 2021, 1,085,900 common shares were available for future issuance, of which options to purchase 620,675 common shares had been granted during the period. These can potentially dilute earnings per share in the future but have not been included in the calculation of diluted earnings per share because they are antidilutive for the periods presented.

The weighted average number of shares reflect the impact of the Company’s reverse share split as discussed in Note 6 for all periods presented. The accumulated preferred dividend yield established under the Company’s Management Shareholder Agreement ceased, in accordance with this agreement, without any requirement for such accumulated preferred dividend yield to be paid out as a result of the share reorganization that took place on March 16, 2021 in anticipation of the initial public offering. The $4.3 million for June 30, 2021 represents the preferred dividend yield calculated through the March 16, 2021 share reorganization as discussed in Note 6. There is no annual cash dividend declared or payable.

10. Other current liabilities

Other current liabilities consist of the following:

Amounts in thousands of U.S. Dollars	As of June 30, 2022	As of December 31, 2021
Salaries and wages	$8,698	$6,306
Advance invoiced customers	1,948	5,447
Royalties	1,456	1,233
Other current liabilities	5,781	6,663
Total	$17,883	$19,649

11. Subsequent events

The Company performed a review of events subsequent to the balance sheet date through the date the financial statements were issued and determined that there were no such events requiring recognition or disclosure in the financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Results of Operations

		Three months ended June 30,		Six months ended June 30,
Amounts in thousands of U.S. Dollars	Note	2022	2021	2022	2021
Revenue	4	$27,514	$17,688	$50,191	$31,316
Cost of goods sold		(10,444)	(5,823)	(19,804)	(10,819)
Gross profit		17,070	11,865	30,387	20,497
Selling expenses		(10,588)	(6,979)	(20,053)	(12,683)
Administrative expenses		(13,994)	(12,172)	(28,393)	(24,583)
Research and development expenses		(7,333)	(4,990)	(13,318)	(9,209)
Other operating income		239	868	567	763
Operating loss		(14,606)	(11,408)	(30,810)	(25,215)
Interest, net		(125)	(78)	(255)	(1,953)
Foreign exchange, net		8,714	(5,806)	10,479	(5,501)
Other financial expenses		-	(115)	-	(1,756)
Loss before tax		(6,017)	(17,407)	(20,586)	(34,425)
Income tax benefit	5	1,195	6,806	3,594	9,529
Net loss for the period (Attributable to shareholders of the Parent)		$(4,822)	$(10,601)	$(16,992)	$(24,896)
Basic and diluted loss per share	9	$(0.04)	$(0.09)	$(0.14)	$(0.37)

Other comprehensive (loss)/income:
Items that may be reclassified to profit or loss:
Exchange differences from translation of foreign operations		(41,097)	13,167	(52,389)	(7,386)
Other comprehensive (loss)/income for the period, net of tax		(41,097)	13,167	(52,389)	(7,386
Total comprehensive (loss)/income for the period, net of tax		$(45,919)	$2,566	$(69,381)	$(32,282
Total comprehensive (loss)/income for the period (Attributable to shareholder of the Parent)		$(45,919)	$2,566	$(69,381)	$(32,282)

The following analysis includes EBITDA, Adjusted EBITDA, Adjusted Gross Profit and Adjusted Gross Profit Percentage which are measures not calculated in accordance with IFRS. For more information regarding our use of these measures and reconciliations to the most directly comparable financial measures calculated in accordance with IFRS, see the section titled “Non-IFRS Reconciliations” below.

Revenue

Revenue for the three months ended June 30, 2022 was $27.5 million compared to $17.7 million for the three months ended June, 2021. The increase of $9.8 million, or 56%, was driven primarily by Explore analysis services, with the Service segment growing 51%. The Kit segment grew 42% year over year on a reported basis. The Explore platform accounted for 67% of Q2 2022 revenues.

Revenue for the six months ended June 30, 2022 was $50.2 million compared to $31.3 million for the six months ended June, 2021. The increase of $18.9 million, or 60%, was driven primarily by Explore analysis services.

Gross Profit/Gross Profit Percentage

Gross profit for the three months ended June 30, 2022 was $17.1 million compared to $11.9 million for the three months ended June, 2021. The increase of $5.2 million, or 44%, was mainly due to year over year revenue growth.

The decrease in gross profit percentage of 5% was driven primarily by the buildout of our lab capacity within analysis services.

Gross profit for the six months ended June 30, 2022 was $30.4 million compared to $20.5 million for the six months ended June 30, 2021. The increase of $9.9 million, or 48%, was driven primarily by increased year over year revenue growth in both Kit and Service segment.

Operating Expenses

Total operating expenses for the three months ended June 30, 2022 were $31.7 million compared to $23.3 million for the three months ended June, 2021. The increase of $8.4 million, or 36%, was largely due to expansion and investments in the overall Olink organization as well as costs as a public company.

Total operating expenses for the six months ended June 30, 2022 were $61.2 million compared to $45.7 million for the six months ended June 30, 2021. The increase of $15.5 million, or 34%, was largely due to costs associated with continued organizational development, especially within the commercial organization.

Segment Information

Kit Revenues

Kit revenues represented 26% of our revenues for the three months ended June 30, 2022 compared to 28% for the three months ended June, 2021 and grew 42% year over year primarily as a result of continued Explore and Target revenue growth. The Company generated an adjusted gross profit percentage of 91% on Kit revenues for the three months ended June 30, 2022 compared to 90% for the three months ended June 30, 2021. The increase in adjusted gross margin for kits was primarily due to lower manufacturing expenses.

Kit revenues represented 22% of the Company’s revenues for the six months ended June 30, 2022 compared to 25% for the six months ended June 30, 2021 and grew 42% year over year primarily as a result of both Explore and Target revenue growth. The Company generated an adjusted gross profit percentage of 90% on Kit revenues for the six months ended June 30, 2022 compared to 88% for the six months ended June 30, 2021. The increase in adjusted gross margin for kits was primarily due to lower manufacturing expenses.

Service Revenues

Service revenues represented 65% of our revenues for the three months ended June 30, 2022 compared to 67% for the three months ended June, 2021 and grew 51% year over year primarily as a result of a strong momentum in demand for the Explore service offering that was launched in June 2020.

We generated an adjusted gross profit percentage of 58% on Service revenues for the three months ended June 30, 2022 compared to 64% for the three months ended June 30, 2021. The decline in analysis services margin was driven primarily by increased investments and personnel spending required for the continued expansion of our lab capacity.

Service revenues represented 69% of our revenues for the six months ended June 30, 2022 compared to 68% for the six months ended June 30, 2021 and grew 61% year over year primarily as a result of a solid year over year growth in Explore revenues.

We generated an adjusted gross profit percentage of 58% on Service revenues for the six months ended June 30, 2022 compared to 64% for the six months ended June 30, 2021. The decrease in adjusted gross profit percentage compared to the six months ended June 30, 2021 was primarily associated with increased investments necessary to increase capacity in our service labs.

Non-IFRS Reconciliations

We present these non-IFRS financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-IFRS measures facilitates investors’ assessment of our operating performance. We caution readers that amounts presented in accordance with our definitions of Adjusted EBITDA, Adjusted Gross Profit and Adjusted Gross Profit Percentage may not be the same as similar measures used by other companies. Not all companies and Wall Street analysts calculate the non-IFRS measures we use in the same manner. We compensate for these limitations by reconciling each of these non-IFRS measures to the nearest IFRS performance measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

EBITDA and Adjusted EBITDA

We use the non-IFRS measures of EBITDA and Adjusted EBITDA. We define EBITDA as profit for the year before accounting for finance income, finance costs, tax, depreciation, and amortization of acquisition intangibles. We define Adjusted EBITDA as profit for the year before accounting for finance income, finance costs, tax, depreciation, and amortization of acquisition intangibles, further adjusted for management adjustments and share-based compensation expenses. Management adjustments generally consist of certain cash and non-cash items that we believe are not reflective of the normal course of our business. We identify and determine items to be unique based on their nature and incidence or by their significance. As a result, the composition of these items may vary from year to year.

We present Adjusted EBITDA because we believe this measure can provide useful information to investors and analysts regarding the operational results of the business, as EBITDA is a fairly common metric with which market participants are familiar.

A reconciliation of Adjusted EBITDA to operating loss, the most directly comparable IFRS measure, is set forth below:

	Three months ended		Six months ended
	June 30,		June 30,
Amounts in thousands of U.S. Dollars	2022	2021	2022	2021
Operating loss	(14,606)	(11,408)	(30,810)	(25,215)
Add:
Amortization	2,847	2,728	5,822	5,448
Depreciation	1,510	1,029	2,972	1,972
EBITDA	(10,249)	(7,651)	(22,016)	(17,795)
Management Adjustments	321	1,400	765	7,822
Share-based compensation expenses	1,992	-	4,190	-
Adjusted EBITDA	(7,936)	(6,251)	(17,061)	(9,973)

Management adjustments for the three months ended June 30, 2022 amounted to $0.3 million and primarily includes costs related to the Nasdaq listing. Management adjustments for the three months ended June, 2021 amounted to $1.4 million of costs associated with the initial public offering. Adjusted EBITDA for the three months ended June 30, 2022, includes an add back of $2.0 million of share-based compensation expenses associated with our Amended and Restated 2021 Incentive Award Plan.

Management adjustments for the six months ended June 30, 2022 amounted to $0.8 million and mainly refers to costs related to the Nasdaq listing. Management adjustments for the six months ended June 30, 2021 amounted to $7.8 million of costs associated with the initial and secondary public offerings. Adjusted EBITDA for the six months ended June 30, 2022, includes an add back of $4.2 million of share-based compensation expenses associated with our Amended and Restated 2021 Incentive Award Plan.

Adjusted Gross Profit, including Adjusted Gross Profit Percentage

We use the non-IFRS measure of Adjusted Gross Profit, including Adjusted Gross Profit Percentage. We define Adjusted Gross Profit as revenue less cost of goods sold, which is then adjusted to remove the impact of depreciation and the impact of material transactions or events that we believe are not indicative of our core operating performance, such as share-based compensation expenses.

We believe that Adjusted Gross Profit, including Adjusted Gross Profit Percentage, provides important information to management and to investors regarding our core profit margin on sales. These are primary profit or loss measures we use to make resource allocation decisions and evaluate segment performance. Adjusted gross profit assists management in comparing the segment performance on a consistent basis for purposes of business decision-making by removing the impact of certain items we believe do not directly reflect our core operations and, therefore, are not included in measuring segment performance.

Reconciliations of Adjusted Gross Profit to gross profit, the most directly comparable IFRS measure, are set forth below:

	Three months ended		Six months ended
	June 30,		June 30,
Amounts in thousands of U.S. Dollars, unless otherwise stated	2022	2021	2022	2021
Revenue	$27,514	$17,688	$50,191	$31,316
Cost of goods sold	(10,444)	(5,823)	(19,804)	(10,819)
Gross Profit	17,070	11,865	30,387	20,497
Gross Profit %	62.0%	67.1%	60.5%	65.5%
Less:
Depreciation charges	727	622	1,550	1,201
Share-based compensation expenses	103	-	169	-
Adjusted Gross Profit	17,900	12,487	32,106	21,698
Adjusted Gross Profit %	65.1%	70.6%	64.0%	69.3%

Adjusted gross profit percentage for the three months ended June 30, 2022 was 65.1% compared to an adjusted gross profit percentage of 70.6% for the three months ended June, 2021. Adjusted gross profit for the three months ended June 30, 2022 and for the three months ended June, 2021 consists of $0.7 and $0.6 million, respectively, related to depreciation charges and $0.1 and $0 million respectively related to share-based compensation expenses.

Adjusted gross profit percentage for the six months ended June 30, 2022 was 64% compared to an adjusted gross profit percentage of 69.3% for the six months ended June 30, 2021. Adjusted gross profit for the six months ended June 30, 2022 and for the six months ended June, 2021 consists of $1.6 and $1.2 million, respectively, related to depreciation charges and $0.2 million and $0 million, respectively, related to share-based compensation expenses.

Reconciliation of adjusted gross profit to gross profit, the most comparable IFRS measure, by segment (unaudited):

	Three months ended June 30		Six months ended June 30,
Amounts in thousands of U.S. Dollars unless otherwise stated	2022	2021	2022	2021
Kit
Revenue	7,146	5,025	11,140	7,866
Cost of goods sold	(821)	(632)	(1,424)	(1,217)
Gross profit	$6,325	$4,393	$9,716	$6,649
Gross profit margin	88.5%	87.4%	87.2%	84.5%
Less:
Depreciation charges	136	145	268	254
Share-based compensation expenses	27	-	80	-
Adjusted Gross Profit	$6,488	$4.538	$10,064	$6,903
Adjusted Gross Profit %	90.8%	90.3%	90.3%	87.8%

Service
Revenue	17,885	11,847	34,491	21,405
Cost of goods sold	(8,262)	(4,725)	(15,925)	(8,667)
Gross profit	$9,623	$7,122	$18,566	$12,738
Gross profit margin	53.8%	60.1%	53.8%	59.5%
Less:
Depreciation charges	591	472	1,282	932
Share-based compensation expenses	76	-	89	-
Adjusted Gross Profit	$10,290	$7,594	$19,937	$13,670
Adjusted Gross Profit %	57.5%	64.1%	57.8%	63.9%

Corporate / Unallocated
Revenue	2,483	816	4,560	2,045
Cost of goods sold	(1,361)	(466)	(2,455)	(935)
Gross profit	$1,122	$350	$2,105	$1,110
Gross profit margin	45.2%	42.9%	46.2%	54.3%
Less:
Depreciation charges	-	5	-	15
Share-based compensation expenses	-	-	-	-
Adjusted Gross Profit	$1,122	$355	$2,105	$1,125
Adjusted Gross Profit %	45.2%	43.6%	46.2%	55.0%